                     Filed by First Place Financial Corp.
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                                            Subject Company: FFY Financial Corp.
                                                     Commission File No. 0-21638



                                          For Immediate Release

                                          Steven R. Lewis
                                          First Place Financial Corp.
                                          (330) 373-1221

                                          and/or

                                          Jeffrey L. Francis
                                          FFY Financial Corp.
                                          (330) 726-3396



First Place Financial Corp. and FFY Financial Corp. announce merger of equals;
               Becomes largest locally-based banking institution


     (May 24, 2000)--First Place Financial Corp. (NASDAQ-FPFC) and FFY Financial Corp. (NASDAQ-FFYF) have jointly announced an agreement to merge, and pending approval, will change the name of all branches and affiliates to First Place. The new corporation will have assets of $1.7 billion and 35 locations, making it the largest financial institution to be based in the Mahoning Valley ever. FPFC will become the fourth largest thrift institution in Ohio.

     First Place Financial Corp. will exchange 1.075 shares for each share of FFY Financial Corp. The partnership is expected to provide earnings accretion for both institutions in the first full year of combined operations. The pro forma institution is expected to achieve approximately $4.0 million in pre-tax cost savings which represents approximately 13.0% of the combined company's non-interest expenses.

     First Place Financial is the holding company for First Federal Savings & Loan Association of Warren. First Place Financial has assets of $1 billion and 22 locations. FFY Financial Corp. is the holding company for FFY Bank. FFY Financial Corp. has assets of $668 million and 13 locations.

                                    (More)

     Page Two--FPFC/FFY Merger

     Pending approval by the Office of Thrift Supervision, the Securities and Exchange Commission and shareholders, closing is expected by the end of the year with integration to be completed shortly afterwards.

     "This merger of equals is another important step in assuring the growth of the Mahoning Valley," said Steven R. Lewis, president and CEO of First Place Financial. "Equally as important, the partnership unites two strong banking institutions with a history of commitment to community development."

     Jeffrey L. Francis, president and CEO of FFY, said the two financial institutions have had a sizeable presence in Mahoning and Trumbull counties, and are accustomed to competing with each other. "Now we can combine expertise and accelerate our strategic planning," Francis said. "First Federal and FFY have been the Valley's leading lending institutions for home financing. We expect that tradition to continue along with the growth of commercial banking services."

     First Place Bank will be a comprehensive financial institution offering customers expanded products and services. Plans include introduction of more customer services such as Internet banking, a call center and additional insurance products.

     Customers will have more locations throughout the Valley to do their banking. Because there is no overlap in the service area of the two corporations, no bank branches will be closed as a result of this merger.

     Lewis and Francis are reviewing areas where there may be duplication of services and will assess the possibility of new positions for current employees. Currently these two companies employ 480.

     FPFC's recently completed acquisition of Ravenna Savings Bank and today's

                                    (More)

Page Three--FPFC/FFY Merger

partnership announcement has removed the need for additional home office facilities in the foreseeable future. "We want everyone to understand that we are still committed to the community and the High Street location in downtown Warren," Lewis said. "We will still work to develop the site and may seek a third party, if necessary."

     Lewis will be president and CEO of FPFC and CEO of First Place Bank. Francis will be FPFC's executive vice president and COO as well as president and COO of First Place Bank. Attorney W. Terry Patrick will be chairman of the FPFC Board of Directors and Paul Watson, vice chairman.

     First Place Financial Corp. headquartered in Warren, will be the holding company for the newly merged firm. Corporate staff will be located in Warren, Boardman and Ravenna.

     Note to investors: A conference call is scheduled on Wednesday, May 24 at 10:30 a.m. To participate, dial 1-800-553-0273 five minutes prior to start of the conference. To receive an investor kit, call Kim Wadman at (330) 726-4600, ext. 155.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. Forward-looking statements by the companies are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. It should be noted that a variety of factors, including those set forth below and those identified in the companies' filings with Securities and Exchange Commission, could cause the combined company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the combined company's forward-looking statements. Both companies disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

Investors are urged to read the Registration Statement on Form S-4 that will be filed by First Place Financial Corp. with the SEC in connection with the merger, as well as the merger proxy/prospectus that will be mailed to shareholders
because they will contain important information about the merger.   After the
Registration Statement is filed with the SEC, it, and any other relevant documents, will be available at no charge at the SEC's web site, http://www.sec.gov. These documents will also be available free of charge from First Place Financial Corp. and FFY Financial Corp. by contacting the corporate secretary of First Place at 185 East Market Street, Warren, Ohio 44482, (330) 373-1221 or FFY at 724 Boardman-Poland Road, Youngstown, Ohio 44512, (330) 726-4600. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

First Place and FFY and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the participants may be obtained from the respective companies.

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]
================================================================================
                          First Place Financial Corp.

                                       &

                              FFY Financial Corp.

                     Synopsis of Merger of Equals - "MOE"
                                 May 24, 2000

================================================================================

     This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. Forward-looking statements by the companies are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. It should be noted that a variety of factors, including those set forth below and those identified in the companies' filings with Securities and Exchange Commission, could cause the combined company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the combined company's forward-looking statements. Both companies disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

     Investors are urged to read the Registration Statement on Form S-4 that will be filed by First Place Financial Corp. with the SEC in connection with the merger, as well as the merger proxy/prospectus that will be mailed to shareholders because they will contain important information about the merger. After the Registration Statement is filed with the SEC, it, and any other relevant documents, will be available at no charge at the SEC's web site, http://www.sec.gov. These documents will also be available free of charge from First Place Financial Corp. and FFY Financial Corp. by contacting the corporate secretary of First Place at 185 East Market Street, Warren, Ohio 44482, (330) 373-1221 or FFY at 724 Boardman-Poland Road, Youngstown, Ohio 44512, (330) 726-4600. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

     First Place and FFY and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the participants may be obtained from the respective companies.

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

                              Map of Market Area
                              ------------------

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

Transaction Benefits
================================================================================

 . Strategic:

  . Creates the largest financial institution ever headquartered in the Mahoning
    Valley with assets of approximately $1.7 billion and approximately a $170mm market capitalization

  . Expands core market area and creates critical mass in Northeastern Ohio with a very strong local presence

  . Enhances ability to compete and widens product range through a broadened customer base with similar demographics

  . Provides an additional platform for further growth

 . Financial:

  . Accretive to GAAP & Cash earnings of both companies

  . Maintains a strong capital position

  . Purchase acct. provides flexibility to continue stock repurchases

  . Increases liquidity

  . Identified cost savings of approximately $4 million

  . Revenue enhancements and/or deployment of excess capital/incremental cash will further enhance financial benefits

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]


                  Description of First Place Financial (FPFC)
                  ===========================================

     . First Place Financial Corp is the holding company of First Federal Savings and Loan Association of Warren. The company has sixteen offices located throughout Trumbull, Mahoning, Medina, Portage & Summit Counties along with six loan production offices spread throughout Northeastern Ohio.

     . A summary of the company's balance sheet and earnings performance as of March 31, 2000 is as follows: (Including recently closed transaction)

          (in thousands)

                         Total Assets:                        $1,035,600

                         Loans, net:                             696,140

                         Securities:                             294,444

                         Deposits:                               586,729

                         Total Equity:                           146,028

                         Equity to Assets:                        14.10%

                         LQA Earnings                              8,780(1)

                         LQA EPS                              $      .88(1)

                         LTM ROE:                                   6.01%

     (1) Does not reflect projected cost savings or revenue enhancements associated with recently closed transaction.

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Description of FFY Financial Corp. (FFYF)
     ===========================================================================

     . FFY Financial Corp. is the holding Company for FFY Bank. The Bank is a federal chartered stock savings bank that primarily provides mortgage, consumer, commercial loans and deposit services. FFY Financial Corp. also provides real estate brokerage and insurance services through its affiliates. FFY Bank serves Mahoning and Trumbull Counties in Ohio through 11 offices and 2 loan production offices.

     . A summary of the company's balance sheet and earnings performance as of March 31, 2000 is as follows: (in thousands)

                    Total Assets                       $667,684

                    Loans, net:                         478,269

                    Securities:                         160,206

                    Deposits:                           443,020

                    Total Equity:                        65,062

                    Equity to Assets:                      9.74%

                    LTM Earnings                       $  7,879

                    LTM EPS                            $   1.18

                    LTM ROE:                              11.71%

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]


     Ohio Market Share
     =================================================================

     Deposit Data & Market Share Information is as of June 30, 1999
     Source: SNL Securities, L.P.

                                                                 # of              Total       Market
      County                  Rank       Institution         Branches         Deposits $      Share %
      -----------------------------------------------------------------------------------------------
      TRUMBULL, OH               2          FPFC                    9           415,100        17.35
                                11          FFYF                    2            47,440         1.98
                           -------------------------------------------------------------------------
                                 2       PRO FORMA                 11           462,540        19.33
                           -------------------------------------------------------------------------


      MAHONING, OH               4          FFYF                    8           409,915        12.95
                                11          FPFC                    2            14,546         0.46
                           -------------------------------------------------------------------------
                                 4       PRO FORMA                 10          $424,461        13.41
                           -------------------------------------------------------------------------

      PORTAGE, OH                3          FPFC                    3           118,462        11.00

      MEDINA, OH                17          FPFC                    1             2,028         0.15

      SUMMIT, OH                20          FPFC                    2             3,475         0.05

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Transaction Description - Term Sheet
     ===========================================================================

     Structure:                    Merger of Equals - "MOE"

     Exchange Ratio:               Fixed exchange ratio of 1.075 shares of FPFC
                                   for each FFYF share.

     Value: The aggregate value is approximately $71 million.

     Ownership Profile:            Approximately FPFC 60% / FFYF 40%

     BOD Representation:           50/50 split - 8 FPFC / 8 FFYF

     Management:                   Chairman: Current FFYF Chairman - Current
                                             FPFC Chairman becomes Vice Chairman
                                   CEO:      Current FPFC CEO
                                   COO:      Current FFYF CEO
                                   CFO:      Current FFYF CFO

     Accounting /
     Stock Percentage:             Purchase Accounting; 100% Stock

     Stock Purchase Option:        Reciprocal Standard 19.9% Agreements

[LOGO OF FFY]                                        [LOGO OF FIRST FEDERAL]

Strong Balance Sheet Composition
===========================================================================
Estimated March 31, 2000 Pro Forma Balance Sheet
($ in thousands)

                                                               Estimated
                               FPFC             FFYF           Pro Forma
                           ----------         --------         ----------
     Assets                $1,035,600         $667,684         $1,703,284

     Loans, Net               696,140          478,269          1,174,409

     Securities               294,444          160,206            454,650

     Deposits                 586,729          443,020          1,029,749

     Borrowings               286,017          148,014            434,031

     Total Capital            146,028           65,062            211,090

     Approximate
     Mkt. Capitalization   $   95,500         $ 73,890         $  169,390

     Borrowings/
     Assets                     27.62%           22.17%             25.48%

     Total Capital/
     Assets                     14.10%            9.74%             12.39%

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Strong Balance Sheet Composition - Loans
     ===========================================================================

                           [PIE CHART APPEARS HERE]

                                FPFC
                                ----
                RE: 1-4                     78.90%
                RE: Multi                    2.08%
                Commercial                   4.10%
                Other                       14.92%


                           [PIE CHART APPEARS HERE]

                                FFYF
                                ----

                RE: 1-4                     71.71%
                RE: Multi                    3.02%
                Commercial                   9.26%
                Other                       16.00%

                           [PIE CHART APPEARS HERE]

                              Pro Forma
                              ---------

                RE: 1-4                     75.98%
                RE: Multi                    2.46%
                Commercial                   6.20%
                Other                       15.36%

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]


                  Strong Balance Sheet Composition - Deposits
                 ================================================

                           [PIE CHART APPEARS HERE]

                                     FPFC
                                     ----
                        CD'S                  59.51%
                        PASS/SAV              14.07%
                        Demand/Now             9.84%
                        MMA                   16.58%


                           [PIE CHART APPEARS HERE]

                                     FFYF
                                     ----

                        CD'S                  61.11%
                        PASS/SAV              19.50%
                        Demand/Now             8.95%
                        MMA                   10.43%


                           [PIE CHART APPEARS HERE]

                                   Pro Forma

                        CD'S                  60.20%
                        PASS/SAV              16.40%
                        Demand/Now             9.46%
                        MMA                   13.94%

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Attractive EPS Accretion
     ===================================================================
          ($ in millions, except for per share data)

                                                             Est. 2001
                                                            -----------
       FPFC Estimated Net Income ($1.12) (1)                     $11.0
       FFYF Estimated Net Income ($1.27) (1)                       8.7
                                                            ----------
         Total Estimated Net Income                               19.7
       After-Tax Cost Savings ($4 Pre-Tax)                         2.6
       After-Tax Earnings on Incremental Cash/Capital                0
       Revenue Enhancements                                          0
       Purchase Accounting Adjustments (2)                        (0.3)
                                                            ----------
         Pro Forma Net Income                                    $22.0
                                                            ==========

       Estimated Pro Forma FD Shares                              17.7
                                                            ----------

       Pro Forma GAAP EPS; Cash EPS                              $1.24   $1.26
                                                            ==========  =======

    ----------------------------------------------------------------------------
       FPFC GAAP EPS Accretion; Cash EPS                            11%     12%
    ----------------------------------------------------------------------------

    ----------------------------------------------------------------------------
       FFYF GAAP EPS Accretion; Cash EPS                             5%      7%
    ----------------------------------------------------------------------------


      (1) I/B/E/S mean estimates for fiscal year 2001.
      (2) Includes amortization of goodwill generated in transaction plus any balance sheet mark to markets.

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Achievable Cost Savings
     ===========================================================================

     Non Interest Expense                                         (In Thousands)
     --------------------                                         --------------

     Salary & Benefits                                                $2,473

     Occupancy Expense                                                    50

     FFYF ESOP Expense                                                   600

     Data Processing                                                     300

     Other Operating Expenses                                            615
                                                                      ------

        Total                                                         $4,038

      Estimated Merger and Restructuring Charges of $5mm


     Note: Full phase in is expected in 2001.

[LOGO OF FFY]                                            [LOGO OF FIRST FEDERAL]

     Revenue Enhancement Opportunities
     ===========================================================================

     . Incremental earnings potential through ability to leverage excess capital

     .  Real estate brokerage business

     .  Expansion of small business lending

     .  Insurance and title business

     .  Expanded legal lending limit